Via Edgar

March 13, 2014

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    KEMET Corporation
Form 10-K for the Fiscal Year Ended March 31, 2013
Filed June 6, 2013
Form 10-Q for the Quarterly Period Ended December 31, 2013
Filed February 4, 2014
Form 8-K dated January 30, 2014
Filed January 30, 2014
File No. 001-15491

Dear Mr. Vaughn:

KEMET Corporation (“KEMET”) has received your letter dated March 4, 2014 (the “Comment Letter”), setting forth the comments of the accounting staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above subject. We have addressed below the Staff’s comments set forth in the Comment Letter. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Form 10-K for the Fiscal Year Ended March 31, 2013

Exhibits and Financial Statement Schedules, page 68

Notes to Consolidated Financial Statements, page 81

Note 7: Investment in NEC TOKIN, page 101

1. We note you indicated that on March 12, 2012 you entered into a Stock Purchase Agreement to acquire 51% of the common stock (which represents a 34% economic interest) of NEC TOKIN and that the referenced transaction closed on February 1, 2013. We also note you filed an Item 9.01 Form 8-K/A on March 25, 2013 with historical and pro forma financial statements related to the NEC TOKIN transaction. Please provide us with the significant subsidiary tests required by Rule 3-05(b)(2) of Regulation S-X for this transaction.

Response:

For the purposes of determining the financial statements required to be included with the Company’s Current Report on Form 8-K filed with respect to the February 1, 2013 investment in NEC TOKIN Corporation (“NEC TOKIN”), the Company considered the following results of the significant subsidiary test under Rule 3-05(b)(2) of Regulation S-X (amounts in thousands):

Test 1 Investment Test

Numerator - KEMET's Investment in NEC TOKIN	$53,992
Denominator- KEMET's total assets as of March 31, 2012	975,552
Result	6%

Test 2 Asset Test

NEC TOKIN's Total Assets (in thousands, Japanese Yen ("JPY"))	55,802,000
March 31, 2012 exchange rate to USD	82
$680,258

Numerator - KEMET's 34% of NEC TOKIN's Total Assets	$231,288
Denominator- KEMET's total assets as of March 31, 2012	975,552
Result	24%

Test 3 Income Test

NEC TOKIN's Pre-Tax Income for the year ended March 31,
2012 (in thousands, JPY)	113,000
Fiscal year 2012 average exchange rate to USD	79
$1,433
Numerator - KEMET's 34% of NEC TOKIN's Pre-Tax Income	487
Denominator- KEMET's 5 Year Average Pre-Tax Income/loss (1)	14,838
Result	3%

Since the results of the asset test exceeded 20% but not 40%, pursuant to Rule 3-05(b)(2)(ii), the Company filed the audited consolidated balance sheet of NEC TOKIN and subsidiaries as of March 31, 2012 and related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended, and the notes related thereto, and as specified by rules 3-01 and 3-02, the unaudited condensed consolidated balance sheets of NEC TOKIN and subsidiaries as of September 30, 2012 and March 31, 2012, and related unaudited condensed consolidated statements of operations, and cash flows for the six month periods ended September 30, 2012 and 2011, and the unaudited notes related thereto of NEC TOKIN with the Company’s Form 8-K/A.

(1) For the income test above, management used KEMET’s five year average pre-tax income under computational note 2 for §210.1–02(w) as KEMET’s pre-tax income for fiscal year ended March 31, 2012 of $8.4 million is more than 10% lower than the average of the income for the past five fiscal years. The five-year average is calculated as follows (amounts in thousands):

Fiscal year	Pre-tax Income (Loss)	Use for Calculation
2012	$8,444	$8,444
2011	65,748	65,748
2010	(64,411)	—
2009	(288,411)	—
2008	(20,104)	—
	Total	$74,192
		/ 5 years
	Average	$14,838

2. In a related matter, we see you acquired a 51% interest in the common stock of NEC TOKIN, which represents a 34% economic interest in them. We also see from the information included in Exhibit 99.3 of the Form 8-K/A filed on March 25, 2013 that you are using your 34% economic interest for purposes of determining your share in the loss of NEC TOKIN. Tell us how you calculated your economic interest in NEC TOKIN. Also, tell us your consideration of the guidance at FASB ASC 323-10-35-4. Finally, revise your future filings to clearly indicate how you calculated your economic interest in NEC TOKIN and why the use of your economic interest percentage is the appropriate basis on which to recognize your share of the earnings or loss of NEC TOKIN.

Response:

In order to calculate KEMET’s economic interest, management compared the number of NEC TOKIN shares owned by KEMET to the total number of NEC TOKIN shares outstanding (including common and preferred stock, which management concluded represents in-substance stock). The calculation is as follows (amounts in shares):

NEC TOKIN common stock outstanding	541,869,521
NEC TOKIN preferred stock outstanding (1)	270,934,759
Total shares outstanding	812,804,280	B

KEMET’s ownership of NEC TOKIN common stock:	276,353,456	A

KEMET’s economic interest in NEC TOKIN:	34%	(A/B)

(1)	Preferred stock held by NEC Corporation and one of its affiliates (collectively, “NEC”).

Paragraphs FASB ASC 353-10-15-13 through 15-19 provide guidance relating to in-substance common stock, which is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. Three characteristics must be considered when determining whether an investment in an entity is substantially similar to an investment in such entity’s common stock:

(a)
Subordination. Management considered and determined whether an investment in a share of preferred stock of NEC TOKIN (“NEC TOKIN preferred stock”) has subordination characteristics that are substantially similar to the common shares of NEC TOKIN (“NEC TOKIN common stock”). If an investment has a substantive liquidation preference over common stock, it is not substantially similar to the common stock. However, certain liquidation preferences are not substantive. The NEC TOKIN preferred stock was issued and has a liquidation preference of one JPY per share, or approximately $0.01 per share, using an indicative conversion rate of JPY 91.71 per U.S. dollar at February 1, 2013. In the event of any liquidation or winding up of NEC TOKIN, the holders of the NEC TOKIN preferred stock are entitled to receive in preference to the holders of the NEC TOKIN common stock JPY 1.0 per share, plus any accrued and unpaid dividends. The remaining balance of the proceeds from such liquidation would be allocated pro rata to holders of the NEC TOKIN preferred stock and the NEC TOKIN common stock on an as-converted basis. Shares of NEC TOKIN preferred stock convert into shares of NEC TOKIN common stock on one-to-one basis. Holders of the NEC TOKIN preferred stock are entitled to receive in preference to the holders of the NEC TOKIN common stock, when and as declared by the board of directors of NEC TOKIN, a non-cumulative dividend of JPY 1.0 per share. No such dividend has been declared since the issuance of the NEC TOKIN preferred stock. Therefore, at February 1, 2013, the aggregate liquidation preference of the NEC TOKIN preferred stock was approximately JPY 270.9 million, or approximately $3.0 million using an indicative conversion rate of JPY 91.71 per U.S. dollar at February 1, 2013. Management estimated the fair value of the NEC TOKIN common stock at February 1, 2013 as the product of the aggregate number of shares of NEC TOKIN common stock outstanding at such time and the average purchase price per share of NEC TOKIN common stock paid by KEMET

Electronics Corporation (“KEC”), a wholly owned subsidiary of KEMET Corporation, on such date, with a resulting fair value of approximately $98.0 million. Management does not believe that the approximately $3.0 million liquidation preference of the NEC TOKIN preferred stock is a substantive liquidation preference over the NEC TOKIN common stock.

(b)
Risks and rewards of ownership. Management has considered and determined whether the investment in NEC TOKIN preferred stock has risks and rewards of ownership that are substantially similar to an investment in NEC TOKIN common stock. If an investment is not expected to participate in the earnings (and losses) and capital appreciation (and depreciation) in a manner that is substantially similar to common stock, the investment is not substantially similar to common stock. If the investee pays dividends on its common stock and the investment participates currently in those dividends in a manner that is substantially similar to common stock, then that is an indicator that the investment is substantially similar to common stock. Likewise, if the holder has the ability to convert the investment into that entity’s common stock without any significant restrictions or contingencies that prohibit the investor from participating in the capital appreciation of the investee in a manner that is substantially similar to that entity’s common stock, the conversion feature is an indicator that the investment is substantially similar to the common stock.

With respect to the NEC TOKIN preferred stock, any dividend paid on the NEC TOKIN common stock is paid to the NEC TOKIN preferred stock on an as-converted basis. In any liquidation or windup of NEC TOKIN, the NEC TOKIN preferred stock participates on an as-converted basis with the NEC TOKIN common stock in any distributions. The participation of the NEC TOKIN preferred stock on an as-converted basis with the NEC TOKIN common stock in any dividend and in the liquidation or windup of NEC TOKIN are indicators that the NEC TOKIN preferred stock is substantially similar to the NEC TOKIN common stock.
By its terms, the NEC TOKIN preferred stock is convertible at any time into NEC TOKIN common stock at the conversion rate of one-to-one. Notwithstanding these terms, NEC agreed to be subject to certain restrictions on its ability to convert the NEC TOKIN preferred stock held by it under that certain Stockholders’ Agreement, dated as of March 12, 2012, by and among KEC and NEC (previously filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K filed on March 15, 2012) to facilitate KEC’s initial investment in NEC TOKIN, as well as KEC’s option to purchase additional shares of NEC TOKIN common stock from NEC TOKIN or to purchase all outstanding shares of both NEC TOKIN common stock and NEC TOKIN preferred stock held by NEC. Such options are governed by that certain Option Agreement, dated as of March 12, 2012, by and among NEC and KEC (previously filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on March 15, 2012). All contractual limitations on NEC’s ability to convert its NEC TOKIN preferred stock terminate, if, among other things, the Stockholders’ Agreement is terminated, or, on or after May 31, 2018. The Stockholders’ Agreement may be terminated by the mutual agreement of both KEC and NEC at any time, at which time NEC may convert all of its NEC TOKIN preferred stock to NEC TOKIN common stock.
Under the Option Agreement, KEC may make a further investment in NEC TOKIN common stock or may purchase all of the NEC TOKIN common stock and NEC TOKIN preferred stock held by NEC. Under the purchase option, KEC may not purchase the NEC TOKIN common stock held by NEC without purchasing the NEC TOKIN preferred stock held by NEC. As a result, under the KEC purchase option, the NEC TOKIN preferred stock will participate in the purchase price on the same basis as the NEC TOKIN common stock, including in any increase in the enterprise value of NEC TOKIN on a debt-free basis, as calculated under the Option Agreement. Under the terms of the Stockholders’ Agreement, there are significant limitations on the ability of either KEC or NEC to transfer any of their respective stock of NEC TOKIN and the requirement that a significant corporate transaction, such as a sale transaction other than as contemplated under the Option Agreement, requires the approval of representatives of both KEC and NEC. Furthermore, Japanese law will require a separate affirmative vote of the NEC TOKIN preferred stock to approve any merger transaction. As a result, unless NEC and KEC mutually agree or otherwise terminate the Option Agreement and the Stockholders’ Agreement, the NEC TOKIN preferred stock will participate in the purchase price on the same basis as the NEC TOKIN common stock in the event of the KEC purchase option. The KEC purchase option expires on May 31, 2018, in which event, NEC may freely convert its NEC TOKIN preferred stock into NEC TOKIN common stock.

(c)
Obligation to transfer value: Management considered and determined whether NEC TOKIN is expected to transfer substantive value to NEC as a result of its investment in the NEC TOKIN preferred stock where the holders of the NEC TOKIN common stock would not participate in a similar manner. The NEC TOKIN preferred stock does not have any redemption rights but is instead convertible into shares of NEC TOKIN common stock at a conversion rate of one-to-one (1:1). NEC TOKIN does not currently anticipate declaring any dividend upon its preferred stock or its common stock, so it is not anticipated that the NEC TOKIN preferred stock will be paid its preference dividend, which is, by it terms, only JPY 1.0 per share.
Based on this analysis, management believes that the NEC TOKIN preferred stock’s subordination characteristics and risks and rewards of ownership are substantially similar to the NEC TOKIN common stock and that the issuance of the NEC TOKIN preferred stock does not require NEC TOKIN to transfer substantive value to NEC in a manner where the holders of the NEC TOKIN common stock would not participate similarly. On that basis, management believes the NEC TOKIN preferred stock is properly characterized as in-substance common stock under the guidance at FASB ASC 353-10-15-13. Therefore, pursuant to the guidance at FASB ASC 323-10-35-4, the Company’s share of the earnings or losses of NEC TOKIN under the equity-method must be based on the shares of NEC TOKIN common stock held by it, as compared to the aggregate shares of NEC TOKIN common stock and NEC TOKIN preferred stock that are outstanding. This is the same basis that the Company uses to calculate its economic interest in NEC TOKIN.
As requested by the Staff, the Company will revise its future filings to clearly indicate that it calculates its economic interest in NEC TOKIN on the basis of the number of common shares of NEC TOKIN that it directly or indirectly holds as a proportion of the aggregate number of common shares and preferred shares of NEC TOKIN that are outstanding on the applicable date of determination. The Company will also indicate in such future filings that it believes that the NEC TOKIN preferred stock represents in-substance common stock of NEC TOKIN and, as a result, its method of calculating its economic basis in NEC TOKIN is also the appropriate basis on which to recognize its share of the earnings or loss of NEC TOKIN.
Note 9: Segment and Geographic Information, page 103

3. We note that you include your intangible assets within your long-lived asset disclosure by geographic area on page 107. Please revise your future filings to only include your hard assets that cannot be readily removed, which exclude intangibles, within your long-lived asset disclosure by geographic area. Refer to the guidance in 280-10-55-23 of the FASB Accounting Standard Codification.

Response:

The Company will revise its future filings to exclude intangible assets from the disclosure of long-lived assets by geographic area.

Form 8-K dated January 30, 2014

Exhibit 99.1

4. We note the “Financial Highlights” title on the first page of this press release discloses adjusted operating income and adjusted gross margin highlighting significant non-GAAP financial measures. Tell us how your current presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K which requires disclosure of the directly comparable GAAP measure with equal or greater prominence to any non-GAAP disclosures in the filing. Alternatively, please revise your presentation of non-GAAP disclosures in future filings to comply with the guidance at Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

The Company will revise its future filings to ensure the U.S. GAAP measure is presented with equal or greater prominence than the non-U.S. GAAP measure in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Condensed Consolidated Statements of Cash Flows, page 7

5. We note you use the indirect method to disclose your cash flows from operating activities. We also note you reconcile “Net loss from continuing operations” rather than “net loss” to net cash flows from operating activities. Please tell us why you believe this presentation is consistent with the guidance at FASB ASC 230-10-45-28. Revise future filings as necessary to comply with the referenced guidance.

Response:

Within its Condensed Consolidated Statement of Cash Flows the Company reconciles “Net loss from continuing operations” to net cash flows from operating activities under the guidance at FASB ASC 230-10-45-24 which states: “An entity that nevertheless chooses to report separately operating cash flows of discontinued operations shall do so consistently for all periods affected, which may include periods long after sale or liquidation of the operation.” At the bottom of the Condensed Consolidated Statement of Cash Flows the Company separately stated the cash provided by (used in) operating activities of discontinued operations. The discontinued operations did not have any cash activity related to investing or financing activities for the periods presented.

In connection with KEMET’s responses to the Comment Letter, KEMET acknowledges that:

•	KEMET is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	KEMET may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

KEMET believes that the foregoing is responsive to the comments and questions raised by the Staff in the Comment Letter. If you have any further questions or require additional information please contact the undersigned at 864-963-6484 or williamlowe@kemet.com.

Sincerely,

/s/ William M. Lowe, Jr.
William M. Lowe, Jr.
Executive Vice President and
Chief Financial Officer